Exhibit 12.1

Intrepid Potash, Inc.

Computation of Ratio of (Loss) Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Intrepid Potash, Inc.
	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
(Loss) Income from continuing operations before income taxes	$(374,803)	$10,811	$38,093	$136,927	$175,261

Additions:
Fixed charges	9,050	9,471	9,757	2,244	2,435
Amortization of capitalized interest	131	153	101	—	—
	9,181	9,624	9,858	2,244	2,435

Subtractions:
Capitalized interest	(293)	(456)	(3,375)	—	—

(Loss) Earnings as adjusted	$(365,915)	$19,979	$44,576	$139,171	$177,696

Fixed charges:
Interest expensed on indebtedness	$5,968	$6,320	$4,539	$510	$412
Capitalized interest	293	456	3,375	—	—
Amortization of debt expense	383	368	367	342	401
Interest within rent expense	2,406	2,327	1,476	1,392	1,622
Total fixed charges	$9,050	$9,471	$9,757	$2,244	$2,435

Ratio of earnings to fixed charges	(40.4)	2.1	4.6	62.0	73.0

The dollar amount required to bring our ratio of earnings to fixed charges for the year ended Decmeber 31, 2015 to one-to-one is $374,965,000.